UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Toybox Labs, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       February 22, 2016

Physical address of issuer
66 Franklin Street, Ste 300, Oakland, CA 94607

Website of issuer
https://www.toybox.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
January 6, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
16

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,509,963	$2,123,235
Cash & Cash Equivalents	$1,325,662	$1,247,834
Accounts Receivable	$45,519	$0
Current Liabilities	$5,756,784	$2,672,309
Long-term Liabilities	$149,900	$149,900
Revenues/Sales	$10,055,807	$5,610,141
Cost of Goods Sold	$7,761,827	$3,371,381
Taxes Paid	$0	$0
Net Income (Loss)	($2,698,041)	($41,807)

Note: *A majority of the Current Liabilities above consists of SAFE Notes, which will be converted into stock, and not traditional cash liabilities. Please see more detail throughout this Form C.*

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts
EXHIBIT F: Testing the Waters Materials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 10, 2022

Toybox Labs, Inc.



Up to $1,235,000 of SAFEs (Simple Agreements for Future Equity)

Toybox Labs, Inc. ("Toybox", "Toybox Labs", the "Company," "we," "us", or "our"), is offering up to $1,235,000 worth of SAFEs (Simple Agreements for Future Equity) (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by January 6, 2023 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by December 16, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.toybox.com/pages/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/toybox

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Toybox Labs, Inc was incorporated on February 22, 2016 in the State of Delaware. The Company's headquarters are located in Oakland, California.

Toybox creates a 3D printing software platform, content library, and 3D printer allowing users to easily and effectively operate a 3D printer with no training by focusing on ease- of-use and delight of a vertically integrated platform.

The Company is located at 66 Franklin Street, Oakland, CA 94607.

The Company's website is https://www.toybox.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/toybox and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFEs being offered	$25,000
Maximum amount of SAFEs through Regulation CF	$1,235,000
Purchase price per Security	Determined in conjunction with a broker-dealer:

	Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	January 6, 2023
Use of proceeds	See the description of the use of proceeds on page 13 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 14 and 18 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The 3D printing market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of materials, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain materials in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company has not filed a Form D for its prior SAFE offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding SAFEs (Simple Agreements for Future Equity). The Company has approximately $4.3M worth of principal in outstanding SAFEs. These SAFEs were issued across several different rounds, since 2017, with valuation caps of $1M, $5M, $10M, $20M, and $30M. The company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months. Please see Financials attached as Exhibit B for more detail.

The Company has outstanding liabilities. The Company owes approximately $222,000 in government loans for the Small Business Association (SBA). The Company received a Small Business Administration Paycheck Protection Program loan in the amount of $79,175 on April 21, 2020, with an interest rate of 1.0% per annum. The principal accrued and interest on this loan was forgiven on December 2, 2020. During the years ending on December 31, 2020, the Company recognized $79,175 of gain associated with the Paycheck Protection Program loan. On July 22, 2020, the Company received an SBA EIDL disaster relief loan in the amount of $149,900. The fee is 3.75% per annum. The Company must pay principal and interest payments of $731 every month beginning 30 months from the date of the note. All remaining principal and interest are due and payable 30 years from the date of the note. In 2022, a line of credit was issued by a private entity in connection to financing inventory with a 1% monthly fee and a total principal outstanding of $4,567,044 as of October 20, 2022. The Company expects to have this paid in full by end-of-year 2022. An additional loan has been provided in connection with inventory financing with the factory of $600,000 with 0% interest and is expected to be paid in full by end-of-year 2022.

During the course of business, the Company has entered into promissory notes & loans. The total interest recognized for the years ending December 31, 2021 and 2020 are $54,086 and $0, respectively. The Company has entered into loan agreements with various entities in connection to inventory financing and other business needs. Please see Financials attached as Exhibit B for more detail.

The Company has a secured collateral in connection with an outstanding liability. On July 22, 2020, the Company received an SBA EIDL disaster relief loan in the amount of $149,900. The fee is 3.75% per annum. The Company must pay principal and interest payments of $731 every month beginning 30 months from the date of the note. All remaining principal and interest are due and payable 30 years from the date of the note. The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. Payment Schedule: Installment payments, including principal and interest of $731 monthly, beginning on January 1st, 2023. The balance of principal and interest will be payable thirty (30) years from July 19th, 2020.

The Company has a secured collateral in connection with an outstanding line of credit. In 2022, a line of credit was issued by a private entity in connection to financing inventory with a 1% monthly fee and a total principal outstanding of $4,567,044 as of October 20, 2022. The Company expects to have this paid in full by end-of-year 2022. This line of credit is secured by: (i) all Receivables including but not limited to any amounts owing to Borrower now or in the future; and (ii) all other tangible and intangible personal property, including, but not limited to (a) cash and cash equivalents, (b) inventory, (c) equipment, (d) investment property, including certificated and uncertificated securities, securities accounts, security entitlements, commodity contracts and commodity accounts, (e) instruments, including promissory notes (f) chattel paper, including tangible chattel paper and electronic chattel paper, (g) documents, (h) letter of credit rights, (i) accounts, including health-care insurance receivables, (j) deposit accounts, (k) commercial tort claims, (l) general intangibles, including payment intangibles and software and (m) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the Reviewed Financials. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. From 2016 through 2021, the Company has an accumulated deficit of $3,397,373, an operating cash flow loss of $2,177,464, and liquid assets in cash of $1,325,662. The Company's situation raises doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing and increase profitability through monetization channels both currently present and planned for future releases. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital or increase, it's profitability it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The SAFE will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE. Because the SAFEs have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE that will convert into shares or result in payment in limited circumstances. These SAFE notes only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus any accrued unpaid interest if applicable or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert due to a qualified equity financing, the SAFEs will convert based on a $40,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $40,000,000 base valuation cap, so you should not view the valuation cap as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE. The SAFE is a type of security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisors.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you may be considered a Non-Major Investor (as defined below), if applicable, under the terms of the SAFE notes offered, and therefore, you may have more limited information rights.

BUSINESS

Summary of the Business

Toybox Labs, Inc was incorporated on February 22, 2016 in the State of Delaware. The Company's headquarters are located in Oakland, California. Toybox creates a 3D printing software platform, content library, and 3D printer allowing users to easily and effectively operate a 3D printer with no training by focusing on ease- of-use and delight of a vertically integrated platform.

Description of the Business
Toybox makes 3D printing accessible to everyone through its at-home 3D printing platform. The company enables both children and adults to find, design, and print toys (and various other items) at home from any phone, tablet, or computer.

Toybox is an integrated 3D printing platform and content marketplace that allows children (and adults) to find and design toys and various functional items to print at home from any phone, tablet, or computer. While typical 3D printing systems require a steep learning curve, Toybox can be set up in less than five minutes and users can start printing almost immediately with no prior training. The company's vertical technology stack allows it to operate a multi-channel revenue model, utilizing both its software and hardware solutions to drive repeat engagement. Don't wait to have something delivered: print it - with just one click with Toybox.

Monetization Strategy

3D Printers: Toybox retails at $299 with a positive contribution margin on day one of the initial printer sale. In 2023, Toybox plans to release its V2 platform at $199.

Printer Food: Printer Food is non-toxic, biodegradable corn-based material used to make toys/items. It MSRPs at $11 for standard Printer Food colors and $15 for special edition colors.

Play Packs: Play Packs are $20 monthly subscription kits that include non-3D printed components and a unique activity to allow children to create more complex, educationally based, customized toys. Play Packs are designed to increase the habitual use of the platform resulting in additional ancillary sales.

Premium Toys: Launched in Q4 2021, the Toybox Marketplace features premium, high margin, and high fidelity licensed toys in partnership with well-known names including Warner Bros, Adult Swim, DC Comics, Cartoon Network, Viacom, Universal, and more.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount through Regulation CF, it will use 45.0% of the proceeds, or $11,250, towards offering expenses;
- If the Company raises the Closing Amount through Regulation CF, it will use 9.0% of the proceeds, or $22,500, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 5.81% of the proceeds, or $71,750, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Growth & Expansion	70%	70%	80%

Payroll & Overhead	10%	10%	6%
Research & Development	15%	15%	11%
Legal	5%	5%	3%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Benjamin Baltes	Founder & Chief Executive Officer	Responsible for overall company strategy and fundraising projects
Malcolm Bird	Chief Operating Officer	Responsible for operations of company and business development
Zach Oligschlaeger	Chief Technology Officer	Responsible for technology stack of company including hardware and software
Jenn Chin	Chief Product Officer	Responsible for product experience including design, UX, UI, photography, graphic design

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage fully-diluted ownership of the Company of such securities prior to the Offering	Other material terms
Common Stock	9,667,795	Yes	N/A	94.56%	N/A
Equity Incentive Plan	556,348	Upon Exercise	N/A	5.44%	N/A
SAFEs	Approx. $4,400,000	Upon Conversion	Offering will issue SAFEs under a $40M valuation cap	N/A	SAFEs across various val. caps (see Prior Rounds)

The Company has the following outstanding liabilities.

The Company has outstanding SAFEs (Simple Agreements for Future Equity). The Company has approximately $4.3M worth of principal in outstanding SAFEs. These SAFEs were issued across several different rounds, since 2017, with valuation caps of $1M, $5M, $10M, $20M, and $30M. Please see Financials attached as Exhibit B for more detail.

The Company owes approximately $222,000 in government loans for the Small Business Association (SBA). The Company received a Small Business Administration Paycheck Protection Program loan in the amount of $79,175 on April 21, 2020, with an interest rate of 1.0% per annum. The principal accrued and interest on this loan was forgiven on December 2, 2020. During the years ending on December 31, 2020, the Company recognized $79,175 of gain associated with the Paycheck Protection Program loan. On July 22, 2020, the Company received an SBA EIDL disaster relief loan in the amount of $149,900. The fee is 3.75% per annum. The Company must pay principal and interest payments of $731 every month beginning 30 months from the date of the note. All remaining principal and interest are due and payable 30 years from the date of the note. In 2022, a line of credit was issued by a private entity in connection to financing inventory with a 1% monthly fee and a total principal outstanding of $4,567,044 as of October 20, 2022. The Company expects to have this paid in full by end-of-year 2022. An additional loan has been provided in connection with inventory financing with the factory of $600,000 with 0% interest and is expected to be paid in full by end-of-year 2022.

During the course of business, the Company has entered into promissory notes & loans. The total interest recognized for the years ending December 31, 2021 and 2020 are $54,086 and $0, respectively. The Company has entered into loan agreements with various entities in connection to inventory financing and other business needs. Please see Financials attached as Exhibit B for more detail.

Ownership
A majority of the Company is owned by the co-founders.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, as of prior to the Offering, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Benjamin Baltes	2,775,000 Shares of Common Stock	27.1%
Jenn Chin	2,525,000 Shares of Common Stock	24.7%
Zach Oligschlaeger	2,1750,000 Shares of Common Stock	21.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Toybox creates a 3D printing software platform, content library, and 3D printer allowing users to easily and effectively operate a 3D printer with no training by focusing on ease-of-use and delight of a vertically integrated platform.

Inventories
Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods, raw materials, and packaging materials. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2021 and 2020.

Product Warranty

The Company offers a standard product warranty that the products will operate under normal use for a period of six months from the date of original delivery. We have the obligation, at our discretion, to repair, replace, or refund the defective product. At the time revenue is recognized, an estimate of future warranty costs, including costs associated with service of products outside of the warranty period, is recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practices. Our products are manufactured by contract manufacturers, and in certain cases, we may have recourse to such contract manufacturers. In the years 2021 and 2020, Refund Liabilities are $644,259 and $113,980, respectively.

Cost of Goods Sold

Cost of Goods Sold includes Cost of Production (direct materials and labor), ocean freight, and other inbound logistical expenses and fees. Cost of Sales includes Licensing Fees to content providers, last-mile shipping and warehousing expenses to the third-party marketplace and platforms like Amazon and Shopify, and corresponding transaction fees from payment processing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Total advertising expenses for December 31, 2021, and 2020 were $2,535,634 and $1,478,963 respectively.

Research and Development Costs

Research and development of the Company's products are expensed as incurred. In the years ending on December 31, 2021, and 2020, the research and development expenses totaled $688,446 and $281,488 respectively.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $810,000 cash on hand as of June 30, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future outside of normal business development and operation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFEs are being offered with a valuation cap of $40,000,000.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last five years:

Previous Offering	Date of Previous Offering Close	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
SAFE Round 1	July 2017	Regulation D, 506(b)	SAFE Notes	Approx. $80,000	Working Capital
SAFE Round 2	August 2019	Regulation D, 506(b)	SAFE Notes	Approx. $292,000	Working Capital
SAFE Round 3	November 2020	Regulation D, 506(b)	SAFE Notes	Approx. $1,771,000	Working Capital
SAFE Round 4	June 2021	Regulation D, 506(b)	SAFE Notes	Approx. $2,237,000	Working Capital

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFEs. Please refer to the SAFE in the profile Data Room for details.

The SAFE sold in this Offering will convert in the following circumstances:

17

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing..

The price at which the SAFE sold in this Offering will convert will be:

- Subject to a $40,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE plus accrued unpaid interest, or the amount of stock the SAFE would convert into under the valuation cap.

The securities into which the SAFE in this Offering will convert may have more limited voting and information rights than those to be issued to Major Investors, if applicable, on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFEs in the Regulation D offering convert under similar terms to the SAFEs in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

None issued.

Dilution
Even once the SAFE converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

18

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes or SAFEs into shares. Typically, the terms of convertible notes or SAFEs issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes or SAFEs get to convert their securities into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes or SAFEs may have a "price cap" or "valuation cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes or SAFEs get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes or SAFEs will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any relevant transactions with related persons in the review period.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

● Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
● The intermediary will notify investors when the target offering amount has been met;
● The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
● If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
● If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be canceled and the committed funds will be returned;
● If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned; and
● If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ ***Benjamin Baltes***

_____
(Signature)

Benjamin Baltes

_____
(Name)

CEO

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ ***Benjamin Baltes***

_____
(Signature)

Benjamin Baltes

_____
(Name)

CEO

_____
(Title)

November 10, 2022

_____
(Date)

/s/ ***Zach Oligschlaeger***

_____
(Signature)

Zach Oligschlaeger

_____
(Name)

CTO

_____
(Title)

November 10, 2022

_____
(Date)

23

/s/ *Malcolm Bird*
_____

(Signature)

Malcolm Bird
_____

(Name)

COO
_____

(Title)

November 10, 2022
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



Toybox Labs Inc.

Financial Statements
Year Ended December 31st, 2021 and 2020

Toybox Labs Inc.

Years Ended December 31, 2021, and 2020

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Board of Directors
  Toybox Labs Inc.
Oakland, California

We have reviewed the accompanying financial statements of Toybox Labs Inc. ("the Company") a Delaware corporation, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.
We are required to be independent of Toybox Labs, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
October 20, 2022

Members of:
WSCPA
AICPA
PCPS

**802 North Washington
PO Box 2163
Spokane, Washington
99210-2163**

**P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com**

Toybox Labs Inc.
Balance Sheets (unaudited)
December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets		
Cash	$ 1,325,662	$ 1,247,834
Accounts Receivable, net	45,519	-
Other Receivables	-	50,000
Inventory	622,557	799,413
Other Assets	496,611	25,988
Total Current Assets	2,490,349	2,123,235
Long Term Assets	19,614	-
TOTAL ASSETS	$ 2,509,963	$ 2,123,235
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	$ 101,882	$ 213,323
Refunds Liability	644,259	113,980
Other Current Liabilities	511,486	100,849
SAFE Notes	4,499,157	2,244,157
Total Current Liabilities	5,756,784	2,672,309
SBA Loan	149,900	149,900
Total Liabilities	5,906,683	2,822,209
Commitments and Contingencies	-	-
Equity		
Common Stock, $0.00001 par value, 15,000,000 shares authorized; 9,715,492 and 9,450,938 shares issued and outstanding as of December 31, 2021 and 2020, respectively	97	95
Paid-In Capital	555	263
Accumulated Deficit	(3,397,373)	(699,332)
Total Equity	(3,396,721)	(698,974)
TOTAL LIABILITIES AND EQUITY	$ 2,509,963	$ 2,123,235

*See independent accountants' review report and accompanying notes to the financial statements

Toybox Labs Inc.
Statements of Operations (unaudited)
Years ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 10,055,807	$ 5,610,141
Cost of Goods Sold	7,761,827	3,371,381
Gross Profit	**2,293,980**	**2,238,760**
Operating Expenses		
Payroll Expenses	1,609,803	638,648
Consulting & Professional Service	121,452	55,126
Sales & Marketing	2,535,634	1,478,963
General & Administrative	98,161	63,071
Rent Expense	21,686	11,485
Business & Sales Tax	551,198	112,450
Total Operating Expenses	4,937,934	2,359,742
Operating Loss	**(2,643,955)**	**(120,982)**
Other Income		
Gain on Forgiveness of Debt	-	79,175
Other Expenses		
Loan Interest	54,086	-
Net Loss Before Income Tax	$ (2,698,041)	$ (41,807)
Provision for Income Taxes	-	-
Net Loss	$ (2,698,041)	$ (41,807)

*See independent accountants' review report and accompanying notes to the financial statements

Toybox Labs Inc.
Statements of Shareholders Equity (unaudited)

Years ended December 31, 2021 and 2020

	Common Shares			Additional			
	15,000,000 shares authorized						
	Shares		Par Value		Paid In	Accumulated	Total
	Issued		$0.00001		Capital	Deficit	Shareholders' Deficit
Balance - December 31,2019	9,370,378	$	94	$	223	$ (657,525)	$ (657,208)
Common Shares issued for cash	80,560		1		40	-	41
Net Income (loss)	-		-		-	(41,807)	(41,807)
Balance - December 31,2020	9,450,938		95		263	(699,332)	(698,974)
Common Shares issued for cash	326,894		3		327		330
Shares repurchased	(62,340)		(1)		(35)		(36)
Net Income (loss)						(2,698,041)	(2,698,041)
Balance - December 31,2021	9,715,492	$	97	$	555	$ (3,397,373)	$ (3,396,721)

*See independent accountants' review report and accompanying notes to the financial statements

Toybox Labs Inc.

Statements of Cash Flows (unaudited)

Years ended December 31, 2021 and 2020

	2021	2020
CASHFLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (2,698,041)	$ (41,807)
Adjustments to reconcile net income to net cash		
Provided by operating activities		
Depreciation and amortization	-	-
Gain on forgivemess of PPP loan	-	(79,175)
Changes in operating assets ans liabilities	-	-
Receivables	4,481	(11,163)
Inventory	176,856	(450,510)
Other assets	(487,623)	9,603
Deposits	-	-
Accounts payable and accrued expenses	296,584	206,580
Refund liability	530,279	113,980
CASH USED FOR OPERATING ACTIVITIES	(2,177,464)	(252,492)
CASHFLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of SBA Loan	-	149,900
Proceeds from issuance of PPP loan	-	79,175
Proceeds from issuance of SAFE notes	2,255,000	728,539
Proceeds from issuance of common stock	327	40
Repurchase of Shares	(36)	-
Proceeds from LOC	3,185,000	-
Repayment of LOC	(3,185,000)	-
CASH PROVIDED BY FINANCING ACTIVITIES	2,255,291	957,654
NET INCREASE IN CASH	77,828	705,162
CASH AT BEGINNING OF YEAR	1,247,834	542,672
CASH AT YEAR END	$ 1,325,662	$ 1,247,834

Supplemental Disclosure

Interest Paid	$54,086	-
Taxes Paid	-	-

*See independent accountants' review report and accompanying notes to the financial statements

1. Nature of Operations

Toybox Labs, Inc was incorporated on February 22, 2016 ("Inception") in the State of Delaware. The financial statements of Toybox Labs, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

Toybox creates a 3D printing software platform, content library, and 3D printer allowing users to easily and effectively operate a 3D printer with no training by focusing on ease-of-use and delight of a vertically integrated platform.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, however, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions, and contingencies.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the

asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to
measure fair value:

Level 1: Observable inputs reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2: Include other inputs that are directly or indirectly observable in the marketplace.
Level 3: Unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short-term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of statements ending in December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits.

In 2020, the Company exceeded FDIC insured limits between two accounts in a total of $742,731. In 2021, the company exceeded FDIC insured limits by $6,926.

To date, no losses have been recognized.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods, raw materials, and packaging materials. The company records impairment reserves against inventory balances as deemed necessary. There were no impairment reserves recorded for the years ended December 31, 2021 and 2020.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, "Revenue from Contracts with Customers" which establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

- Identification of the contract, or contracts, with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies a performance obligation

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Determining the transaction price: The transaction price is determined via contract with distributors and vendors or through our ecommerce page. This includes from time to time volume discounts, coupons, and price concessions.

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration that we expect to be entitled to in exchange for those goods or services. The Company's revenue is reported net of sales returns and discounts, as a reduction of the transaction price. The Company estimates the liability for product returns based on historical return trends by product category, impact of seasonality, and an evaluation of current economic and market conditions and records the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of revenue. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

Deferred revenue is recorded for nonrefundable cash payments received for our performance obligation to transfer, or stand ready to transfer, goods or services in the future. Deferred revenue consists of subscription fees billed that have not been recognized. Customer deposits represent payments received in advance before we transfer a good or service to the customer and are refundable

The Company earns revenues from the sale of its products on its e-commerce website Toybox.com, third-party vendors such as but not limited to Amazon, Wal-Mart, QVC, sales to distributors, and via its products and services on the software platform.

The Company revenues earned in the years 2021 and 2020 are $10,055,807 and $5,610,141 respectively.

Product Warranty
The Company offers a standard product warranty that the products will operate under normal use for a period of six months from the date of original delivery. We have the obligation, at our discretion, to repair, replace, or refund the defective product. At the time revenue is recognized, an estimate of future warranty costs, including costs associated with service of products outside of the warranty period, is recorded as a component of cost of revenue. Factors that affect the warranty obligation include historical as well as current product failure rates, service delivery costs incurred in correcting product failures, and warranty policies and business practices. Our products are manufactured by contract manufacturers, and in certain cases, we may have recourse to such contract manufacturers. In the years 2021 and 2020, Refund Liabilities are $644,259 and $113,980, respectively.

Cost of Goods Sold
Cost of Goods Sold includes Cost of Production (direct materials and labor), ocean freight, and other inbound logistical expenses and fees. Cost of Sales includes Licensing Fees to content providers, last-mile shipping and warehousing expenses to the third-party marketplace and platforms like Amazon and Shopify, and corresponding transaction fees from payment processing.

Shipping and Handling
Shipping and handling costs are expensed as incurred.

Accounts Receivable
Accounts receivables are recorded at net realizable value or the amount the Company expects to collect on gross customer trade receivables. Accounts receivable are expected to be collected upon the shipment of goods.

Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past-due accounts at each year-end. Bad debt expense is recorded in the period in which an account is determined to be uncollectible. No allowances have been recorded as of December 31, 2021, and 2020.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Total advertising expenses for December 31, 2021, and 2020 were $2,535,634 and $1,478,963 respectively.

Research and Development Costs

Research and development of the Company's products are expensed as incurred. In the years ending on December 31, 2021, and 2020, the research and development expenses totaled $688,446 and $281,488 respectively.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred
tax assets and liabilities are measured using enacted tax rates for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 20, 2022, which is the date the financial statements were issued.

In 2022, a line of credit was issued by a private entity in connection to financing inventory with a 1% monthly fee and a total principal outstanding of $4,567,044 as of October 20, 2022. The Company expects to have this paid in full by end-of-year 2022. This line of credit is secured by: (i) all Receivables including but not limited to any amounts owing to Borrower now or in the future; and (ii) all other tangible and intangible personal property, including, but not limited to (a) cash and cash equivalents, (b) inventory, (c) equipment, (d) investment property, including certificated and uncertificated securities, securities accounts, security entitlements, commodity contracts and commodity accounts, (e) instruments, including promissory notes (f) chattel paper, including tangible chattel paper and electronic chattel paper, (g) documents, (h) letter of credit rights, (i) accounts, including health-care insurance receivables, (j) deposit accounts, (k) commercial tort claims, (l) general intangibles, including payment intangibles and software and (m) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.

An additional loan has been provided in connection with inventory financing with the factory of $600,000 with 0% interest and is expected to be paid in full by end-of-year 2022.

A total of 232,762 shares in the form of options and grants have been issued in 2022 in relation to employment and advisory roles.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is in the process of evaluating the impact of this standard on the Company's financial statements.

In June 2019, FASB amended ASU No. 201907, Compensation-Stock Compensation, to expand the scope of Topic 718, Compensation-Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15,

2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that have amended the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements

3. Equity

Common stock
The Company is authorized to issue 15,000,000 shares designated as $0.00001 par value common stock. As of December 31, 2021, and December 31, 2020, 9,715,492 and 9,450,938 common shares have been issued and are outstanding, respectively.

In 2020, the Company issued a total of 80,560 common shares for $41 and in 2021 the Company issued 326,894 common shares for $330.

Share-based compensation
In 2018, the Company authorized the Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,111,111 shares of its Common Stock pursuant to the Plan, which provides for common shares awards to employees. As of December 31, 2021, and December 31, 2020, the Company had 556,348 and 820,902 shares of common stock available for future issuance of awards under the 2020 Plan, respectively.

In 2021, the company repurchased a total of 62,340 unvested shares from previous employees for $36. These shares are now available for issuance.

4. Debt

During the course of business, the Company has entered into promissory notes & loans. The total interest recognized for the years ending December 31, 2021 and 2020 are $54,086 and $0, respectively. The details of the Company's loans, notes, and terms are as follows:

1. **Web Bank**

   On November 6, 2020, the Company entered into a second loan with Web Bank in connection to inventory financing for the holiday season in the amount of $100,000 with a fee of $1,566. The loan was paid in full on December 1, 2020.

2. **Flywheel**

   On November 9, 2020, the Company received an inventory financing loan from Flywheel in the amount of $100,000 with a fee of 3% to finance upcoming inventory payments. The principal and fee were paid in full on December 8, 2020.

3. **Small Business Administration Paycheck Protection Program Loan**

   The Company received a Small Business Administration Paycheck Protection Program loan in the amount of $79,175 on April 21, 2020, with an interest rate of 1.0% per annum. The principal accrued and interest on this loan was forgiven on December 2, 2020. During the years ending on December 31, 2020, the Company recognized $79,175 of gain associated with the Paycheck Protection Program loan.

4. **Small Business Administration Economic Injury Disaster Loan**

   On July 22, 2020, the Company received an SBA EIDL disaster relief loan in the amount of $149,900. The fee is 3.75% per annum. The Company must pay principal and interest payments of $731 every month beginning 30 months from the date of the note. All remaining principal and interest are due and payable 30 years from the date of the note.

   The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.

   Payment Schedule: Installment payments, including principal and interest of $731 monthly, beginning on January 1st, 2023. The balance of principal and interest will be payable thirty (30) years from July 19th, 2020.

5. **Simple Agreements For Future Equity:**
   From February 22, 2016, to December 31, 2021, the Company issued several SAFE instruments. Below is a summary of the convertible securities:

	Principal
Total As of December 31, 2019	$1,515,618
2020 additions	$728,539
Total as of December 31, 2020	$2,244,157
2021 additions	$2,255,000
Total as of December 31, 2021	$4,499,157

The SAFE instruments are convertible into Preferred Stock at a conversion price defined by:

(1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

The company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

5. Income Taxes

The provision for income taxes for the years ended December 31, 2021, and December 31, 2020 consists of the following:

As of December 31	2021	2020
Deferred tax asset		
Net operating loss carryforward	$ 2,476,739	$ 431,892
Total deferred tax asset	2,476,739	431,892
Valuation allowance	$ (2,476,739)	$ (431,892)
Deferred tax asset, net	-	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2020, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $2,476,739. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2020, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2021, the Company had no accrued interest or penalties for uncertain tax positions.

6. Commitments and Contingencies

Contingencies
The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2021, and December 31, 2020.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising from operations in the normal course of business. As of December 31, 2021, and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Leases
The company currently has two leases for its main offices in Oakland, California. The leases are a $1,024/month lease ending March 31, 2023, and a month-to-month agreement of $850/month.

Total rent payments for years ending on December 31, 2021, and December 31, 2020, were $21,686 and $11,485 respectively.

The company does not expect any change in lease payments for the foreseeable future.

Year	Expected minimum lease payments
2022	$12,288
2023	$3,072
2024	-
2025	-
2026	-

7. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. From 2016 through 2021, the Company has an accumulated deficit of $3,397,373, an operating cash flow loss of $ 2,177,464, and liquid assets in cash of $1,325,662. The Company's situation raises doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing and increase profitability through monetization channels both currently present and planned for future releases.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital or increase, it's profitability it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
SI Website


TOYS AT YOUR FINGERTIPS
TOYBOX.COM

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Toybox Labs, Inc.

Creator of proprietary 3D printer and platform allowing children to build their own personalized toys at home

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$1,000	$40,000,000
Minimum	Valuation cap

INVEST IN TOYBOX LABS, INC.

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.toybox.com

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Toybox Labs, Inc. is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Form C
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Company Highlights

- Since launching in 2017, has grown yearly revenue each year ($120k in 2017, $430k in 2018, $2.2M in 2019, $5.6M in 2020, and $10.1M in 2021) (unaudited)
- Over 50K total printers sold (224% YoY increase from 2019 to 2020) and over 4.8 million toys printed
- Partnered with top global brands including Warner Brothers, Cartoon Network, Looney Tunes, Hanna-Barbera, DC Multiverse, Paramount, Viacom, Universal, and NASA
- 2 pending patents covering hardware usability in 3D printing and security of licensed files
- Growing new line of revenue in a subscription service, which sold out at 2021 launch and generated $1.2M in ARR in 12 days

Fundraise Highlights

- Total Amount Raised: US $790,072
- Total Round Size: US $2,000,000
- Raise Description: Bridge
- Minimum Investment: US $1,000 per investor
- Security Type: SAFE Note
- Valuation Cap: US $40,000,000
- Offering Type: Side by Side Offering

Toybox makes 3D printing accessible to everyone through its at-home 3D printing platform. The company enables both children and adults to find, design, and print toys (and various other items) at home from any phone, tablet, or computer.

Toybox is an integrated 3D printing platform and content marketplace that allows children (and adults) to find and design toys and various functional items to print at home from any phone, tablet, or computer. While typical 3D printing systems require a steep learning curve, Toybox can be set up in less than five minutes and users can start printing almost immediately with no prior training. The company's vertical technology stack allows it to operate a multi-channel revenue model, utilizing both its software and hardware solutions to drive repeat engagement. Don't wait to have something delivered: print it - with just one click with Toybox.

Monetization Strategy:

- 3D Printers: Toybox retails at $299 with a positive contribution margin on day one of the initial printer sale. In 2023, Toybox plans to release its V2 platform at $199.

- Printer Food: Printer Food is non-toxic, biodegradable corn-based material used to make toys/items. It MSRPs at $11 for standard Printer Food colors and $15 for special edition colors.

- Play Packs: Play Packs are $20 monthly subscription kits that include non-3D printed components and a unique activity to allow children to create more complex, educationally based, customized toys. Play Packs are designed to increase the habitual use of the platform resulting in additional ancillary sales.

- Premium Toys: Launched in Q4 2021, the Toybox Marketplace features premium, high margin, and high fidelity licensed toys in partnership with well-known names including Warner Bros, Adult Swim, DC Comics, Cartoon Network, Viacom, Universal, and more.

Traction:

In 2021, Toybox achieved $10.1M in revenue, and $1.2M in ARR (ARR is repeat subscription revenue). The company projects to continue to grow ARR to $7M in 2023. Toybox has seen great platform growth since launch and by Jan 2022, over 4M toys have been printed on the Toybox Platform.

Gallery





What is Toybox?.

Find, print, create, and play!

Media Mentions

  engadget  TODAY WSJ YAHOO! NEWS

+ WUNDERMAN THOMPSON   Freethink

The Team

Founders and Officers



Ben Baltes
CEO

Ben Baltes is a Forbes 30 Under 30 entrepreneur with a deep history and understanding in 3D printing and technology. Ben attended University of Texas. While at school, Ben received two summer internships from Microsoft, and worked at a national defense contractor under Booz Allen.

After university, Ben worked on the user experience team at Microsoft focusing on monetization strategies for Windows. At this time, Ben and Zach moved in together and developed an interest in 3D printing. During this first year, Zach and Ben met Jenn - a phenomenal user experience designer.

The three all obsessed over the power of 3D printing and the power it brought into individuals lives, however - they lamented at the user experience and steep learning curve of 3D printing.

After experimenting with various ideas, concepts, and creating fully functional 3D printers. The three decided the best way to bring 3D printers into peoples homes was a simple-to-use 3D printer, focused strongly on a single experience in an untapped market.



Zach Oligschlaeger
CTO

Zach Oligschlaeger grew up in Colorado just outside of Boulder and was always fascinated by programming and creating things. He followed in the footsteps of his father, a computer engineer who had worked on high level government space contracts. Zach attended University of Michigan where he graduated in 3.5 years majoring in Computer Science with a senior project in Robotics. After college, he worked at Microsoft on the Windows User Experience team for two years before moving to Microsoft Research - where he helped create the WordFlow keyboard, which became the #2 app on the Apple app store after release.



Jenn Chin
CPO

Born in Silicon Valley, Jenn Chin always had a creative streak. She attended Cal Poly studying art, design & computer sciences. After college Jenn joined Kno Inc. as a web developer, and after it was acquired by Intel moved to Workday as one of their first visual designers. Jenn met Zach and Ben on a trip to Seattle, and was as intrigued as they were by 3D printing. The problem was, 3D printing wasn't intuitive, it was complicated, hard and therefore very frustrating. After they had all joined forces, Jenn put up the first Toybox website garnering consumer interest. After a successful experience at Maker Faire, the three of them launched a sold-out Indiegogo campaign. At Toybox Jenn is Chief Product Officer wearing many hats including product design, UX, UI, product experience, photography, and graphic design. Jenn was recognized as a Forbes 30 Under 30 entrepreneur in 2020.



Malcolm Bird
COO

Malcolm Bird is a 37 year entertainment industry veteran. He has launched six networks - three TV networks and three digital networks. He ran the international programming business of a Hollywood studio responsible for Europe, Asia Pacific and Latin America. Bird has produced thousands of hours of content garnering two Emmy Awards and three Telly Awards. Bird discovered Toybox as a customer and fell in love with the company; he now works with the senior leadership team as COO.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Bridge
Round size:	US $2,000,000
Raised to date:	US $790,072
	US $0 (under Reg CF only)
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	SAFE Note
Valuation Cap:	US $40,000,000

Additional Terms

Custody of Shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
You are investing in a SAFE:	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $790K has been raised prior to the launch of the SeedInvest campaign, of which, approximately $400K is not meant to count towards escrow. The earliest investment counted towards the escrow target was made in April 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.
Closing conditions:	While Toybox Labs has set an overall target minimum of US $250,000 for the round, Toybox Labs must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Toybox Labs's Form C.
Regulation CF cap:	While Toybox Labs is offering up to US $2,000,000 worth of securities in its Bridge, only up to US $1,235,000 of that amount may be raised through Regulation CF.

Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.

Use of Proceeds



If Minimum Amount Is Raised
If Maximum Amount Is Raised

- Growth & Expansion
- Payroll & Overhead
- Research & Development
- Legal

Investor Perks

*If you invest before December 3 you will also receive bonus perks **in addition** to the general perks!*

Tier 1: $1,250 - $5,999

- Your name listed as an investor in the source code of the Toybox homepage (optional)

Before Decem. 3rd Exclusive Perks:

- Custom printed Toybox keychain, never to be released to the public

Tier 2: $6,000 - $11,999

- Your name listed as an investor in the source code of the Toybox homepage (optional)

- 20% off all Toybox products for 1 year (maximum 2 printers)

Before Decem. 3rd Exclusive Perks:

- Custom printed Toybox keychain, never to be released to the public

- 5 rolls of limited-time special-edition printer food

Tier 3: $12,000 - $26,999

- Your name listed as an investor in the source code of the Toybox homepage (optional)

- 20% off all Toybox products for 1 year (maximum 2 printers)

- Exclusive 3d printed investor plaque

Before Decem. 3rd Exclusive Perks:

- Custom printed Toybox keychain, never to be released to the public

- 5 rolls of limited-time special-edition printer food

- Exclusive printable toy unlocked only for investor accounts. This toy will never be released publicly

Tier 4: $27,000 - $54,999

- Your name listed as an investor in the source code of the Toybox homepage (optional)

- 20% off all Toybox products for 1 year (maximum 2 printers)

- Exclusive 3d printed investor plaque

- Special first production limited edition run of the new Toybox Printer in Toybox orange. This will come with a PLA extruder

Before Decem. 3rd Exclusive Perks:

- Custom printed Toybox keychain, never to be released to the public

- 5 rolls of limited-time special-edition printer food

- Exclusive printable toy unlocked only for investor accounts. This toy will never be released publicly

- Extra TPU (Soft Rubber) print head

Tier 5: $55,000 - $119,999

- Your name listed as an investor in the source code of the Toybox homepage (optional)

- 20% off all Toybox products for 1 year (maximum 2 printers)

- Exclusive 3d printed investor plaque

- Special first production limited edition run of the new Toybox Printer in Toybox orange. This will come with a PLA extruder

- Custom toy designed to your specification for you to name and have on the Toybox platform

Before Decem. 3rd Exclusive Perks:

- Custom printed Toybox keychain, never to be released to the public

- 5 rolls of limited-time special-edition printer food

- Exclusive printable toy unlocked only for investor accounts. This toy will never be released publicly

- Extra TPU (Soft Rubber) print head

- Toybox T-shirt AND exclusive Toybox wristwatch

Tier 6: $120,000+

- Your name listed as an investor in the source code of the Toybox homepage (optional)

- 20% off all Toybox products for 1 year (maximum 2 printers)

- Exclusive 3d printed investor plaque

- Special first production limited edition run of the new Toybox Printer in Toybox orange. This will come with a PLA extruder

- Custom toy designed to your specification for you to name and have on the Toybox platform

- Custom printed sculpture of YOU to print on your Toybox and 3D printed by us and sent to you

Before Decem. 3rd Exclusive Perks:

- Custom printed Toybox keychain, never to be released to the public

- 5 rolls of limited-time special-edition printer food

- Exclusive printable toy unlocked only for investor accounts. This toy will never be released publicly

- Extra TPU (Soft Rubber) print head

- Toybox T-shirt AND exclusive Toybox wristwatch

- First production run of full-color extruder upon release

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Toybox Labs, Inc.'s prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

SAFE 1

Round Size	US $80,000
Closed Date	Jul 1, 2017
Security Type	SAFE Note
Valuation Cap	US $1,000,000

SAFE 2

Round Size	US $292,000
Closed Date	Aug 1, 2019
Security Type	SAFE Note
Valuation Cap	US $5,000,000

SAFE 3

Round Size	US $1,771,000
Closed Date	Nov 1, 2020
Security Type	SAFE Note
Valuation Cap	US $10,000,000

SAFE 4

Round Size	US $2,237,000
Closed Date	Jun 1, 2021
Security Type	SAFE Note
Valuation Cap	US $30,000,000

Market Landscape



Growth of 3D printing, globally (Source: Statista)

The current state of the 3D printing industry is fragmented between hardware makers, software providers, and material suppliers. This arrangement can be destructive to innovation and standard 3D printing vendors have quickly commoditized the hardware, while competing for a saturated hobbyist market. Toybox leverages a software-first, solution-oriented approach, to cater to the more untapped toy market as a wedge into the home.

Toybox is in a unique position as one of the only at-home 3D printing companies that operates and owns a complete toy generation solution: from cloud-hosted content to customer focused equipment and user experience. This position enables aggressive pricing, and a strong ability to continually monetize users after the original point of purchase.

By leading the entire toy-printing ecosystem, Toybox can leverage its position to deliver a compelling end-to-end toy experience and an ability to quickly iterate on new technologies, setting a high competitive barrier for at-home 3D printing.

Tangential competitors include Flashforge, Ultimaker, Creality, and Prusa. However, none of these manufacturers create a compelling end-to-end user experience seamlessly integrating content, software, hardware and materials as Toybox does.

Risks and Disclosures

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $790,000 has been raised prior to the launch of the SeedInvest campaign via Regulation D, of which, approximately $385,000 is set to count towards the escrow target. The earliest investment counted towards the escrow target was made in February of 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The 3D printing market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The definitions of Company Capitalization and Liquidity Capitalization in the SAFE do not include prior convertible securities or stock reserved for option or grant plans. The definitions relating to capitalization in the SAFE impact the calculation of how each SAFE will convert into shares at a defined conversion event. Including all categories of capital stock, including shares reserved from convertible securities, such as prior SAFEs and Notes, and from equity grant or option plans gives a complete picture of capitalization for the SAFE to convert into. Because these definitions do not include such stock, when those shares from convertible securities are issued or when additional shares for an option plan are authorized, SAFE investors may experience material dilution to their overall ownership as a result of additional shares being added to the company's capitalization but not being included in the conversion calculation. Please see the SAFE Agreement in the Data Room for further detail.

The SAFE does not include an option to convert in the event of a non-qualified equity financing. The SAFE carries a threshold for a qualified equity financing of $1M in new investment. In the event of an equity financing that reaches this qualified threshold, SAFE holders will have their SAFEs automatically converted into shares, according to the details in the SAFE. In the event that the Company completes an equity financing that does not reach the $1M threshold, there is not a defined option for SAFE holders to convert. Rather, the SAFEs will remain outstanding until the threshold is met. Please see the SAFE Agreement in the Data Room for further detail.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

The Company must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for the Company's products change continually. Its success depends on its ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If the Company does not offer products that appeal to consumers, its sales and market share will decrease. It must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If the Company does not accurately predict which shifts in consumer preferences will be long-term, or if it fails to introduce new and improved products to satisfy those preferences, its sales could decline. In addition, because of its varied customer base, it must offer an array of products that satisfy the broad spectrum of consumer preferences. If the Company fails to expand its product offerings successfully across product categories, or if it does not rapidly develop products in faster growing and more profitable categories, demand for its products could decrease, which could materially and adversely affect its product sales, financial condition, and results of operations.

In addition, achieving growth depends on its successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on its ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise its competitive position and adversely impact its business.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of materials, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain materials in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company has not filed a Form D for its prior SAFE offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company has outstanding SAFEs (Simple Agreements for Future Equity). The Company has approximately $4.3M worth of principal in outstanding SAFEs. These SAFEs were issued across several different rounds, since 2017, with valuation caps of $1M, $5M, $10M, $20M, and $30M. The company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months. Please see Reviewed Financials and Cap Table in Data Room for more detail.

The Company has outstanding liabilities. The Company owes approximately $222,000 in government loans for the Small Business Association (SBA). The Company received a Small Business Administration Paycheck Protection Program loan in the amount of $79,175 on April 21, 2020, with an interest rate of 1.0% per annum. The principal accrued and interest on this loan was forgiven on December 2, 2020. During the years ending on December 31, 2020, the Company recognized $79,175 of gain associated with the Paycheck Protection Program loan. On July 22, 2020, the Company received an SBA EIDL disaster relief loan in the amount of $149,900. The fee is 3.75% per annum. The Company must pay principal and interest payments of $731 every month beginning 30 months from the date of the note. All remaining principal and interest are due and payable 30 years from the date of the note. In 2022, a line of credit was issued by a private entity in connection to financing inventory with a 1% monthly fee and a total principal outstanding of $4,567,044 as of October 20, 2022. The Company expects to have this paid in full by end-of-year 2022. An additional loan has been provided in connection with inventory financing with the factory of $600,000 with 0% interest and is expected to be paid in full by end-of-year 2022.

During the course of business, the Company has entered into promissory notes & loans. The total interest recognized for the years ending December 31, 2021 and 2020 are $54,086 and $0, respectively. The Company has entered into loan agreements with various entities in connection to inventory financing and other business needs. Please see Financials attached as Exhibit B for more detail.

The Company has a secured collateral in connection with an outstanding liability. On July 22, 2020, the Company received an SBA EIDL disaster relief loan in the amount of $149,900. The fee is 3.75% per annum. The Company must pay principal and interest payments of $731 every month beginning 30 months from the date of the note. All remaining principal and interest are due and payable 30 years from the date of the note. The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. Payment Schedule: Installment payments, including principal and interest of $731 monthly, beginning on January 1st, 2023. The balance of principal and interest will be payable thirty (30) years from July 19th, 2020.

The Company has a secured collateral in connection with an outstanding line of credit. In 2022, a line of credit was issued by a private entity in connection to financing inventory with a 1% monthly fee and a total principal outstanding of $4,567,044 as of October 20, 2022. The Company expects to have this paid in full by end-of-year 2022. This line of credit is secured by: (i) all Receivables including but not limited to any amounts owing to Borrower now or in the future; and (ii) all other tangible and intangible personal property, including, but not limited to (a) cash and cash equivalents, (b) inventory, (c) equipment, (d) investment property, including certificated and uncertificated securities, securities accounts, security entitlements, commodity contracts and commodity accounts, (e) instruments, including promissory notes (f) chattel paper, including tangible chattel paper and electronic chattel paper, (g) documents, (h) letter of credit rights, (i) accounts, including health-care insurance receivables, (j) deposit accounts, (k) commercial tort claims, (l) general intangibles, including payment intangibles and software and (m) as- extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the Reviewed Financials. The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. From 2016 through 2021, the Company has an accumulated deficit of $3,397,373, an operating cash flow loss of $2,177,464, and liquid assets in cash of $1,325,662. The Company's situation raises doubt on whether the entity can continue as a going concern in the next twelve months. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing and increase profitability through monetization channels both currently present and planned for future releases. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital or increase, it's profitability it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Toybox Labs, Inc.'s Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Toybox Labs, Inc.'s Form C

Data Room

NAME	LAST MODIFIED	TYPE
Financials (3 files)	Nov 2, 2022	Folder
Fundraising Round (1 file)	Nov 2, 2022	Folder
Investor Agreements (1 file)	Nov 2, 2022	Folder
Miscellaneous (4 files)	Nov 2, 2022	Folder

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Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

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Making an Investment in Toybox Labs, Inc.

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Toybox Labs, Inc.. Once Toybox Labs, Inc. accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Toybox Labs, Inc. in exchange for your securities. At that point, you will be a proud owner in Toybox Labs, Inc..

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Toybox Labs, Inc. has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Toybox Labs, Inc. does not plan to list these securities on a national exchange or another secondary market. At some point Toybox Labs, Inc. may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Toybox Labs, Inc. either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Toybox Labs, Inc.'s fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Toybox Labs, Inc.'s Form C. The Form C includes important details about Toybox Labs, Inc.'s fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

TOYS AT YOUR FINGERTIPS

TOYBOX.COM



This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Toybox is an **at-home toy creation platform** leveraging an easy-to-use software platform, a limitless toy catalog, and a simple low-cost 3D printer

Creating a toy at home is as simple as clicking "print" in the app.

REVENUE $10.1M + $1.2M ARR (Fiscal Year 2021) (Unaudited)

TOTAL TOYS MADE 4,488,352 as of June 2022

PARTNERS Warner Bros, Viacom, Universal

MONETIZATION High repeat customer rate

DEMAND Sold out every holiday season on record

ECONOMICS Capital efficient and rapidly growing



The Toybox platform

The Toybox solution is the **only viable consumer solution for 3D printing**. While typical 3D printing systems require a steep learning curve, Toybox can be setup in less than five minutes and user can **start printing immediately with no prior training.**





These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



PLATFORM

TOYBOX
EXPLORE
POPULAR
NEW
PREMIUM
COLLECTIONS
TOYBOX EXCLUSIVE
COMMUNITY UPLOADED
CREATE
ME

Rick's Ship
PARTS
PRINT ME

TOYBOX

FIND A TOY

Catalog of thousands of toys from the world's most recognizable brands

PRESS PRINT

The Toybox platform does all the heavy lifting for you, so all you need to do is press print



PLAY

Toybox toys are designed from the ground up to be fun, easy to assemble, and require no post-processing

An **incredibly simple** interface that even a child can use

Toybox puts the power into the users' hands - An endless collection of toys available at your fingertips. No slicing, post processing, engineering skills, 3d printing knowledge required

Toybox has sold out ahead of every holiday season, demonstrating **sustained demand**

Revenue has been growing at an average of 2-3x YoY. Subscription service had a 50% attach rate for new users


Total Income
Total Annualized Recurring Revenue (from subscriptions)
Net Income
Toybox generated **$1.2M in annual recurring revenue** *in just 12 days before selling out.*
Toybox is stocked up and expanding this subscription heavily in 2022.
$120k
-$3k*
$430k
-$430k
$2.2M
-$220k
$5.6M
$42k
$1.2M
$10.1M
-$2.7M
$2.5M
$16.7M
-$200k
2017 (A)
STAFF: 4
NEW USERS: 400
2018 (A)
STAFF: 6
NEW USERS: 1.7k
2019 (A)
STAFF: 8
NEW USERS: 6.6k
2020 (A)
STAFF: 12
NEW USERS: 14.5k
2021 (A)
STAFF: 23
NEW USERS: 28k
2022 (A/F)
STAFF: 24
NEW USERS: 37k

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

The number of toys made on the platform is **quickly accelerating**

4.6
SECONDS

Every 4.6 seconds a biodegradable toy is made on the Toybox platform

14.7
TOYS/MONTH

Toybox users make on average 14.7 toys per month. That's a toy every other day

2.2x
INCREASE

The number of toys printed on the platform increased by 2.2x YoY from 2020 to 2021



PRINTS COMPLETED
Q2 2022

4,626,978

+14.39% from previous quarter

5M

4M

3M

2M

1M

Q1 2017

Q1 2018

Q1 2019

Q1 2020

Q1 2021

Q1 2022

4.6M

Toyboxes in the wild

In the last year, Toybox increased the total number of platforms deployed from 22,955 to 51,475; a **year-over-year increase of 224%**



163

1,815

8,427

22,955

52,812

2017

2018

2019

2020

2021



Toybox in the wild

PRESS & AWARDS

What the press is saying









"The **only** 3D printer that children can use **immediately** and intuitively."

"This pile of 3d prints is a testimant to absolute **brilliance** and **ingeniuty** of the Toybox. In the time I have owned this 3d printer, it's become **my most used** 3d printer"

"Lots of interest in this gadget – and it's not hard to see why."

"My daughter took tablet and that is all she has been doing for the past 48 hours, she **has not stopped** printing. I'm **absolutely in love** with it."















































The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

[redacted] I'm a HUGE fan of the Toybox printer! My kids (8&10) have been printing non stop since they got it. I'm very impressed with the printer and the app. Kudos to the Toybox team for making design, engineering and manufacturing accessible, fun, and easy for kids (and parents). 👏👏👏👏👏❤️❤️❤️

22w Reply Message ···

[redacted]
I just turned 31 and just bought this. Been printing D&D minis on it. I love it!

Like Reply 30w

[redacted] I have one of these and my kids absolutely love it! It's very easy to use with the app! my kids love making their own toys and making little gifts for their friends. I was also amazed at the quality of the prints. Pretty damn smooth and clean. The other part I loved is how some toys like a fidget cube already prints ready to use! No assembly required. This is truly innovative! It really promotes creativity.

9w Reply Message ···

[redacted] my grandson got this at Christmas and he was 8 (about to be 9) he prints something everyday and does it alone. He lives printing Mario characters,

Like Reply 45w

[redacted] Best toy I ever bought my son!!! Thank you!!

12w Reply Message ···



ENGAGEMENT

We have a hyper-engaged community

93%
MONTHLY RETENTION

Sticky Usage
After the first month of usage, 93% of users come back each month to make another toy

90%
COMMUNITY SUBMITTED TOYS

User Generated Content
Our users feed back into our growing ecosystem and are already producing 90% of the new content featured on the platform

60.1
NET PROMOTER SCORE

Happy Customers
Toybox has a Net Promoter Score of 60.1 as of Feb 2022 - Higher than Apple (47) and Lego (59)

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Uniquely positioned to leverage a **highly monetizable** platform

PREMIUM TOYS
$1-$15 per toy

High fidelity, licensed toys sold on the platform to print at home

PLAY PACKS
$20 per month

Monthly activity kits with non-3d printed components, a creativity app, shipped to the doorstep.





TOYBOX PRINTER
$299 initial purchase

High quality, reliable, and fast 3d printer.

PRINTER FOOD
$11 per roll

Raw material used to make 3d printed toys. Each roll prints up to 8 full size action figures or up to 400 smaller items like keychains.

We're **profitable on day one** of user acquisition

Toybox leverages an efficient and repeatable social media marketing strategy

FY 2021 (A): Economics at **Point of Purchase**

$344
REV/USER

$216
CoGS

$84
CAC

$44
CTBN MARGIN

 

Average 3-Year Value

	REVENUE	CoGS	CAC	CTBN MARGIN
Toybox	$241	$151	$85	$5
Play Packs	$138	$93	--	$45
Printer Food	$131	$60	--	$71
Marketplace	$26	$3.50	--	$22
TOTAL	**$536**	**$308**	**$85**	**$143**

Our users continue to bring **high repeat value** to the business

Toybox utilizes a fully integrated technology stack providing the unique opportunity to **capitalize on repeat sales from the ecosystem**.

For **every $1** spent on marketing, Toybox **generates $6.30** in revenue and $1.68 in margin over a 3-year period.

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Our plan to reach a million users

No need to reinvent the wheel. Toybox's growth strategy has consistently returned positive contribution margin while selling out every holiday season.



55k users (present)

200k users

500k users

1M+ users

Step 1

Scale domestically with already in-place and profitable D2C online marketing strategies

Step 2

Expand internationally by replicating D2C strategies already in-place in the US

Step 3

Release to Brick and Mortar and Big Box Retail

Step 4

Continually grow ecosystem and recurring revenue streams

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



TRAJECTORY & FORECAST
Total Income
Total Annualized Recurring Revenue (from subscriptions)
Net Income
Toys Made on Platform
84 Million Toys Made
TOYBOX | TOYBOX.COM
200M
150M
100M
50M
0M
80M
60M
40M
20M
0M
$1.2M
$10.1M
-$2.7M
Software Subscription Launch
$2.5M
$16.6M
-$200k
Toybox V2 Launch & International Expansion
$4.2M
$44M
$272k
Brick & Mortar Expansion
$8.3M
$103M
$19M
$11.3M
$140M
$26M
2021 (A)
20k USERS
2022 (F)
40k USERS
2023 (F)
80k USERS
2024 (F)
200k USERS
2025 (F)
446k USERS

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Toys are just the beginning

From toys to tools, Toybox's simple one-click setup will allow **all people** to print anything they need from home at the push of a button. Getting printers into peoples' homes is hard - expanding the content is easy.

This slide reflects management's current views with respect to future events based on information available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Immense market opportunity


$20M *(Historic Rev)*:
60,000 households
$5B:
12.5M households
Top 10% families in US
$300 entry price
$400 ARPU
$15B:
37.5M households
Top 10% families in developed countries
$300 entry price
$400 ARPU
$28B:
94M households
Top 25% families globally
$200 entry price
$300 ARPU
$700B:
1.75B households
Top 25% families globally
$200 entry price
$400 ARPU
International Expansion
Reduce Entry Price of Toybox to $200
Expansion into other verticals (Homewares, apparel, crafts, tools, etc)
$5B
Current addressable market
$700B
Total addressable market

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

A team with a rich history in creating experiences that people love

Ben Baltes
CO-FOUNDER & CEO

Forbes 30 Under 30

Microsoft User Experience: Windows data and monetization strategy

8+ years experience designing 3D printers and platforms



Jenn Chin
CO-FOUNDER & CPO

Forbes 30 Under 30

Workday: Early Product Design on tools, analytics, and design systems for large scale SaaS ERP

Kno Inc (Intel): UX design systems for education platforms

6+ years experience designing 3D printers and platforms



Zach Oligschlaeger
CO-FOUNDER & CTO

Microsoft Research: Intuitive experience design on new mediums

Created Word Flow keyboard. The #1 app on the Apple app store upon release

8+ years experience designing 3D printers and platforms



Malcolm Bird
COO

Executive at Turner Media, Nickelodeon, AOL for Kids

Head of global licensing at Hanna Barbera

2 Emmy / 3 Telly Awards

Launched 6 television entertainment networks












 



TOYBOX

Invest Now

Ben Baltes, CEO

www.toybox.com



EXHIBIT E

Video Transcripts

Toybox Labs, Inc.
Video Transcriptions

"What is Toybox?"
Gallery

[No dialogue video showing clips of 3D printer, app, toys being printed & designed, with kids & parents]

Text Clips: *["Making toys at home"]*

["3D printing never been easier & affordable"]

["Toybox"]

["3D printer for all your toys"]

["Keep your kids entertained & learning at home"]

["Find fun and educational"]

["Imagine… Create… Share"]

["Print Directly from the App"]

["Make… Your… Toys"]

["www.make.toys… Order yours now"]

"Toybox CNN Feature"
Gallery

[Video of CNN Feature of Toybox]

Anchor: "As the novel coronavirus first swept through China… millions went into lockdown … and factories like this one in Wuhu where Ben Baltes' Toybox 3D printers are made… went dark."

Ben: "Our supply chain was completely shut down for two months."

Anchor: "But as China slowly restarts, Baltes' production is back up. And as millions in the US are now under stay-at-home orders, Toybox has seen sales go up. Driven, he says, by the goodwill of his customers."

Ben: "You know, without our help at all they essentially formed a Facebook group and our community was the one really driving it."

Anchor: "The Facebook group has become an online forum to share about various medical supplies that can be printed in 3D."

Jenny: "I guess I recently retired as a salon owner for 16 years… and I'm a stay-at-home mom now."

Anchor: "Jenny Lee from Southern California has mobilized her whole family to help. They are printing out y-splitters for ventilators. It's a simple plastic that channels air from one input to two outgoing tubes, potentially maximizing the use of ventilators - of which some hospitals are experiencing dire shortages."

Jenny: "So there's so many people that reach out to me and I'm like loaded right now - I have like so many."

Anchor: "In Washington State, aerospace manufacturing engineer Christian Parker, working from home, and joining in on that effort along with his three kids."

Christian: "I am not a medical professional at all - um - but if this is something that I can give that helps save somebody's life or helps take stress off of a doctor or take stress off of a nurse or whoever - um - and help on those front lines if it - if it does that then I'm good and I'll keep doing it."

Helen: "So the splitter will allow for one ventilator to be used by multiple patients."

Anchor: "Helen Shwein at Johns Hopkins University says several hospitals in the US without enough ventilators are now finding success with the simple y-splitter."

Helen: "So usually you have one ventilator, one patient, and the clinician can change the settings to give the patient exactly what they need - but what happens when you have multiple patients on one splitter - you don't have as much fine tune control for the patients."

Anchor: "So she and her team are now working quickly to develop an advanced type of splitter. In the meantime, she says the simple splitters printed in homes across the US appear to be effective and they're allowing people of all ages to stay home and help."

Child: "Because usually we'll just print a toy and play with it but now we're able to help people by printing what they need."

Chirstian: "And I shipped out 10 units to a lady in California who's coordinating with hospitals in Zimbabwe and Ghana as well, so we're now reaching international locations."

Anchor: "Lee's family is now getting requests for other printed items like s-clips for face masks."

Jenny: "I want to do something. At least I put a smile on the nurses and doctors."

Ben: "You know, nobody really saw coronavirus coming - uh - supply chains are shot right now but anyone with a 3D printer is able to build these these things at home now."

Anchor: "Baltes says it's not about people buying his product. In fact, he's made the source code for the splitters, s-clips, and even children's face masks free and available for any brand of 3D printer to use. From a factory in China to families in the US creating their own at-home assembly lines, a globalized effort to give back. David Culver, CNN Shanghai."

"3D Printed Dinosaur: BATTLE RAZORBACK from the Epic Storyworld FIVE NATIONS"
Gallery

[Promotional video highlighting specific branded toy that can be printed with Toybox]

Reviewer: "3D Printed Dinosaur. Seriously, do I need to say more? This isn't just any dinosaur, this is the Battle Razorback, from the epic new story world of Five Nations, created by our friends at Bureau of Magic."

"Seriously, if you like fantasy, if you like epic novels, if you like 3D printing - this is for you. Exclusive, only on Toybox. Print your very own Battle Razorback from the story world series. Look at this thing. Customize and create however you want and create your own epic adventure."

"So cool about this, is this toy will update over time. New weapons, new armor. All you gotta do is purchase once and it's yours forever. Seriously, you have to check this out!"

"Play Pack | Pinball!"
Gallery

[Promotional video demonstrating the building of a pinball Play Pack with Toybox]

Reviewer: "Anyone up for an arcade game because you're going to flip for this next Play Pack."

"Hey, builders. Daniel from Toybox here and today, we're building our very own pinball machine. Print your own obstacles, add lights, and become the next pinball wizard. Let's go."

"You know the drill. Let's check inside our Play Pack. We have a bell, four springs, rubber grips, two LED lights, two pinballs - to get you rolling, sticker sheets, and of course, the boards to make your actual pinball machine."

"Let me show you how to put together the base of your pinball machine. First, we need to punch out all of our pieces. Carefully pop the pieces out of their frame. Make sure to pop out all the holes too. A pen works well to push the cutouts through."

"Now that you have all your pieces ready, let's build the pinball machine. If you look closely, you'll see that each piece is labeled with letters. This will help us match the pieces together. We're going to start by building the back half of the pinball machine. You'll need the three pieces shown here. Simply connect the pieces together by matching the letters together. A to A, B to B, and so on."

"Next, let's build the front half, same as before. Match the letters together to make sure you're attaching the pieces correctly. If done right, the two halves should match together as shown here. Take the last two sides and connect your halves together. That last skinny piece fits right in the holes on the board. This will be used to hold our pinball before launching it. Now, let's really turn this into a pinball machine and begin adding printed pieces from the creator space."

"Make sure you have all of the printed pieces to add the pinball flippers. Once you have all your printed pieces, start by connecting the left and right cartridges to the middle cartridge. Make sure their corresponding shapes match up. Let's flip the pinball machine over and add those flipper buttons."

"One is longer than the other, so make sure you have them on the correct sides. Take the flipper hinges and place them in the holes, as shown here. Make sure they line up in the holes of the flipper buttons. Take the assembled cartridge and place it on top, face down. Insert the cartridge pins to hold everything in place."

"Add the springs so your flippers have some bounce. You'll want to use the two springs that are the same size and length. Finally, flip the board over and attach the flippers using the flipper pins. Your pinball flippers are ready to go. Oh, and don't forget to add the pinball catcher. You'll need that so your pinballs don't go everywhere."

"Up next is the launcher. You'll need the printed launcher pieces and the two other springs. Slide the larger spring onto the launcher stick and then place it through the hole on the pinball board. Add the smaller spring onto the piece of the launcher stem that's sticking out, and then attach the handle. Your launcher is ready to go."

"Now, let's finish it with the printed feet and corner curves. Attach the curves by placing a pin through the bottom of the pinball machine and into the curve. Do this for all four. Next, let's add the back feet, wall grips and front feet. Simply slide the feet onto the base of the pinball machine. For the wall grips, place them where the boards connect together. This will keep your pinball machine nice and sturdy. Once all the feet are on, add the rubber grips to the four feet. This will keep your pinball machine from sliding around on the table."

"Now, the really fun part. Let's add bumpers, spinners, and arches, so there are some obstacles for your pinball. When adding a piece to the board, stick a key pin through the back of the pinball board and attach the piece. The key pins work by inserting them into a piece and then twisting to lock it into place."

"Start by adding some bumpers next to the flippers. This will prevent your pinball from going into the gutter too easily. From there, you can plan out your board and add more pieces. For the LED lights, simply stick them into the LED bumpers. Get creative, and try different configurations. There's no right way to make your pinball machine. But remember, some layouts might work better than others."

"Feel free to experiment and don't get discouraged. Don't forget the bell. You can also make your own spinner. Head over to the playpack page and choose Custom Spinner. From there you can choose the style of the spinner, the arm type, and sketch your own image onto the top of the spinner."

"Once you're spinning with excitement, name your spinner and print it. Oh, and don't forget about the stickers to really customize your pinball machine. Pick a sticker sheet and add the stickers for a final touch. Now you're ready to go. Grab your pinball and get to launching. I can't wait to see all the crazy configurations that you came up with with your pinball Play Pack."

"Toybox On Today Show"
Gallery

[Today Show feature for holiday gifts, with a specific feature for Toybox]

Anchor: "Hi there! Oh we're so excited because Stephanie is with us here for Today's holiday handbook. Christmas is now just a few short days away, so if you are looking for the best of the best when it comes to toys, we have you covered this morning. We'll put the QR code up on the screen - you can just scan that and shop away. Stephanie Oppenheim has been a Today Show contributor for years. She's co-founder of Toy Portfolio and she knows the best of the best. Stephanie, good morning it's so nice to have you here."

Stephanie: "There are so many great toys, I don't want people to panic this year about toy store shortages because we have so many great toys for every age and every budget on our list."

"So to start… we're talking about color it together… and this is the future. This is the Toybox 3D Printer. It is the future - I do have to say though, that this is a real piece of equipment… this gets hot… this is not for young children."

"So this prints toys and we printed all of these we made you guys here."

Anchor: "But how do you do it, does it come with instructions?"

Stephanie: "Yes. It has a very good age range. I would say really this is a great sweet spot toy for tweens. I'm always asked what to give kids who are leaving toyland. You can do it with younger kids - this requires parental supervision."

Anchor: "That's okay because I'm in that stage."

Stepahnie: "It's insane I mean it's just really… and it's the way the future. It absolutely is, it's a big ticket item but I mean that is real. Really really, it's a very special toy."

Anchor: "Home run today."

Stephanie: "Thank you."

Anchor: "Thank you… if you want to check out Stephanie's full list and get your hands on some of these hot holiday toys before they sell out, scan that QR code or you can go to today.com/shop."

EXHIBIT F

Testing the Waters Materials

 Gmail

Ben Baltes <ben@toybox.com>

[Test] An opportunity for you to own a piece of Toybox 🚀 🚀 🚀

3 messages

Toybox Labs <ben.baltes@toybox.com>   Mon, Oct 31, 2022 at 6:33 PM
Reply-To: us14-8fe84c3e27-d64a1bc448@inbound.mailchimp.com
To: ben@toybox.com

View this email in your browser



A limited opportunity to invest in Toybox

Hello Builder!

I'm thrilled to share a very special opportunity with you!

Over the past few years, many of you have reached out to me personally to ask for the opportunity to invest in the growth of the company.

I am very grateful for the many of you that have become investors in the company, but we found that for most people, the large amount of capital typically required has excluded many of our most dedicated customers from owning a piece of the company.

With that in mind, we're partnering with a special investment platform that will allow our community to invest in Toybox alongside our strong portfolio of institutional investors.

This will allow us to have our community widely participate as not only customers, but also owners and investors in the company. Best of all, you don't have to be a large venture capitalist with a top hat and big bag of money to take part :)



Fun Fact: the Monopoly man never had a monocle

Due to regulations pertaining to the raise, there is only a limited amount of space available in this round. To receive early access, click this link to put your name on the shortlist before we go live.

We're extraordinarily happy for the opportunity to have you all take part in this journey with us in a more impactful way.

Register Now

If you have any questions, feel free to contact me directly at ben.baltes@toybox.com

Happy Building!
Ben Baltes
Co-founder & CEO

 

    

Copyright © 2021 Toybox Labs

Visit us at www.toybox.com

We don't want to see you go, but if you no longer wish to receive emails from us, you can update your preferences or unsubscribe here

Toybox Labs <ben.baltes@toybox.com>   Tue, Nov 1, 2022 at 2:56 AM
Reply-To: us14-8fe84c3e27-b7f52d1456@inbound.mailchimp.com
To: ben@toybox.com

View this email in your browser



A limited opportunity to invest in Toybox

Hello Builder!

I'm thrilled to share a very special opportunity with you!

Over the past few years, many of you have reached out to me personally to ask for the opportunity to invest in the growth of the company.

I am very grateful for the many of you that have become investors in the company, but we found that for most people, the large amount of capital typically required has excluded many of our most dedicated customers from owning a piece of the company.

With that in mind, we're partnering with a special investment platform that will allow our community to invest in Toybox alongside our strong portfolio of institutional investors.

This will allow us to have our community widely participate as not only customers, but also owners and investors in the company. Best of all, you don't have to be a large venture capitalist with a top hat and big bag of money to take part :)



Fun Fact: the Monopoly man never had a monocle

Due to regulations pertaining to the raise, there is only a limited amount of space available in this round. To receive early access, click this link to put your name on the shortlist before we go live.

We're extraordinarily happy for the opportunity to have you all take part in this journey with us in a more impactful way.

Register Now

If you have any questions, feel free to contact me directly at ben.baltes@toybox.com

Happy Building!
Ben Baltes
Co-founder & CEO

Disclaimer: Toybox is Testing the Waters to gauge market demand from potential investors for an offering under Rule 506(c) of Regulation D and Regulation CF. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (The Commission) and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by The Commission.

 

    

Copyright © 2021 Toybox Labs

Visit us at www.toybox.com

We don't want to see you go, but if you no longer wish to receive emails from us,

you can update your preferences or unsubscribe here

Toybox Labs <ben.baltes@toybox.com>   Tue, Nov 1, 2022 at 2:56 AM
Reply-To: us14-8fe84c3e27-b7f52d1456@inbound.mailchimp.com
To: ben@toybox.com

[Quoted text hidden]

 **Ben Baltes <ben@toybox.com>**

[Test] More details on joining the Toybox investor shortlist

Toybox Labs <ben.baltes@toybox.com>
Reply-To: us14-8fe84c3e27-de4935e796@inbound.mailchimp.com
To: ben@toybox.com

Tue, Nov 1, 2022 at 2:56 AM

View this email in your browser



More details on joining the Toybox investor shortlist!

Hello Friends!

I'm incredibly excited, humbled, and impressed at the amount of interest we've generated at the prospect of investing in Toybox. The shortlist is filling up quickly, but there are still a few spots left, click here to add yourself to the potential investor list before we fill up!

I forgot to mention something big in the last email! We've included a set of investor perks exclusive to early investors in this round. For those who invest by a certain time period, we have an assortment of perks including **first-run access to Toybox V2**, insider perks and discounts, and much more. The perks and investor allocation is limited to a first-come-first serve basis, so I highly recommend reacting quickly!

A lot of you have reached out to me with great questions in regards to the equity fundraise. I'm answering some of the most common questions here for people who may still be curious:

How has the company grown over the past few years?
The company has grown incredibly quickly and we've sold out of inventory every holiday season on record. In fact, in the last 4 years since we launched, the company has grown revenue 67-fold!



How have previous investors performed from previous rounds?
Prefacing this with a disclaimer that past results do not always indicate future performance, but in general we've seen the valuation cap of our company grow significantly every year.

Year	Valuation cap	Last Valuation cap	Growth
2017	$1,000,000	$40,000,000	40x in 5 years
2018	$5,000,000	$40,000,000	8x in 4 years
2019	$10,000,000	$40,000,000	4x in 3 years
2020	$20,000,000	$40,000,000	2x in 2 years

Our goal is to exit at a valuation similar to Cricut, in this situation the company's valuation **will scale another 54.5x in the coming years**.

Toybox Current Valuation Cap	$40M
Cricut Valuation	$2.2B
Growth	54.5x

What are our future growth plans?
Our vision for the company has always been to bring the power of 3d-printing into every day people's lives. We've started with toys and have become the premier 3d printing experience in the sector, but our ambitions are to expand access to this technology much further (both inside and outside of the toys space).

We have an extensive plan to continue growing at our rapid rate including new state-of-the-art hardware, incredible new features, international and retail expansion, and more. When we open for investment, more details will be provided - so be sure to <u>sign up to be notified</u> before we go live!

Can I change my mind after I sign up?
Of course! The sign-up link provided is not a commitment to invest. It just allows us to put you on a shortlist to notify you before we go live to the general public. This will let you skip the line before we open the floodgates.

I'd highly recommend signing up now as we only have a limited number of investors that can participate and are filling up quickly.

Register Now

Form takes ~15 seconds to complete

As always, I'm here if you have any more questions - email me anytime at ben.baltes@toybox.com

Best,
Ben Baltes
Co-founder & CEO

Disclaimer: Toybox is Testing the Waters to gauge market demand from potential investors for an offering under Rule 506(c) of Regulation D and Regulation CF. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (The Commission) and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by The Commission.

 

    

Copyright © 2021 Toybox Labs

Visit us at www.toybox.com

We don't want to see you go, but if you no longer wish to receive emails from us, you can update your preferences or unsubscribe here

 **Ben Baltes <ben@toybox.com>**

[Test] 🌍 See how Toybox is changing the world.

Toybox Labs <ben.baltes@toybox.com>   Tue, Nov 1, 2022 at 2:57 AM
Reply-To: us14-8fe84c3e27-4318a84dc5@inbound.mailchimp.com
To: ben@toybox.com

View this email in your browser



Toybox is changing the world one home at a time!

Hi Builders,

We started our company in 2017 with the vision of making 3D printing accessible to the general public. At the time, 3D printing was expensive, complicated, and required a near expert level of understanding.

We launched with the simple goal of creating a system, where with hardly any prior knowledge everyday people would be able to harness 3D printing in their own homes. By making 3D printing accessible, we would have never guessed some of the amazing impacts our community has made in the world.

I'd love to celebrate some of the amazing things we've accomplished as a community. If you haven't yet, we'd love to have you participate as an investor in our limited fundraising round. Add your name on our shortlist to be notified of when it goes live (spots are filling up fast so I recommend you sign up now)

Register Now

Form takes ~15 seconds to complete

Toybox Community Covid Response:
Covid-19, at its onset, caused instability in the world's supply chain, we released a “Covid-19 Relief” category and was the first to release a 3d printed ventilator valve splitter with emergency FDA approval.


CORONAVIRUS PANDEMIC
GLOBAL 3-D PRINTING EFFORT HELPS FILL EQUIPMENT SHORTAGES
Adon Willcox
Prints Y-splitters for Ventilators
LIVE
CNN
CNN NEWSROOM

Within the first month we together printed over 20,000 covid relief items and donated them to short-staffed hospitals across the country, fulfilling dire-needs of hospitals and patients when the world’s supply chain fell short.

Death to Plastics!
To this day, we’ve all printed over 6 million biodegradable toys together! Better yet, while most toys are made with oil based plastics, Toybox toys are made with corn based polymers that can be broken down into renewable forms.

We’re now averaging a biodegradable toy printed every four seconds. As the company continues to grow, we will continue setting the standards for creating toys with renewable materials.

Together, we all displaced over a million pounds of unrenewable plastic in the favor of corn-based polymers :)

See some of the amazing ways Toybox contributes to making the world a cleaner place.

Empowering the next generation
We’re constantly impressed with the countless stories and testimonials we see both on our community Facebook page and to customers that reach out to us via email.

From children starting businesses selling toys, sparking an interest in STEAM, to

empowering children to understand that they can have the toys they want with a little bit of effort and patience.



left- Valentines day name keychains; right- Starting a business
Both courtesy of the Toybox Facebook Community

Future growth
It's always been our goal to make powerful technology more accessible to every-day people. With our partnership with seedinvest, we can now enhance our vision by making increasing access to investing in powerful technologies available to everyday people.

By focusing on just the kids space in the US alone, we've already garnered around 8% of the global market share in just a few years. We expect to be a majority player in just a few years by focusing on untapped markets.



Data courtesy of CONTEXT

We'd love for you to join us on our journey in making Toybox a staple in the household! We still have a **few more spots** to secure your name on the short-list of investors before we announce this to the general public.

Get your name on the list below before we go live, it takes 15 seconds!

Register Now

As always, if you have any questions, feel free to contact me directly at ben.baltes@toybox.com

Best,
Ben Baltes
Co-founder & CEO

Disclaimer: Toybox is Testing the Waters to gauge market demand from potential investors for an offering under Rule 506(c) of Regulation D and Regulation CF. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (The Commission) and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by The Commission.

 

    

Copyright © 2022 Toybox Labs

Visit us at www.toybox.com

We don't want to see you go, but if you no longer wish to receive emails from us, you can update your preferences or unsubscribe here

 **Ben Baltes <ben@toybox.com>**

[Test] Last chance to join the Toybox Investor shortlist - We're full, but extended a few more spots!

Toybox Labs <ben.baltes@toybox.com>   Tue, Nov 1, 2022 at 2:58 AM
Reply-To: us14-8fe84c3e27-2d41580b28@inbound.mailchimp.com
To: ben@toybox.com

View this email in your browser



Last Chance to Invest in Toybox!

Hello!

Thank you to everyone who's signed up to the shortlist to become an investor in the company! We recently reached the maximum capacity for the shortlist, but were able to open **a few more spots**. If you tried to register but couldn't before, or have an interest in joining us in our next fundraising round, click here to join the shortlist before we fill up again.

Register Now

Form takes ~15 seconds to complete

This is the last chance for the limited community registration. This will allow us to notify you on details before we go live so I highly recommend joining the list before we launch! It costs nothing and takes about 15 seconds to register.

I'm personally ecstatic to have so many of you joining for the journey!

For those of you who are seeing this for the first time - I've copied some details from previous emails below:

    Email 1: A limited opportunity to invest in Toybox!
    Email 2: More details on joining the Toybox investor shortlist!

A detailed look into the company growth and future plans will be available when we go live. See you all at launch!

Register Now

As always, if you have any questions, feel free to reach out to me directly at ben.baltes@toybox.com

Best,
Ben Baltes
Co-founder & CEO

Disclaimer: Toybox is Testing the Waters to gauge market demand from potential investors for an offering under Rule 506(c) of Regulation D and Regulation CF. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (The Commission) and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by The Commission.










Copyright © 2022 Toybox Labs

Visit us at www.toybox.com

We don't want to see you go, but if you no longer wish to receive emails from us,
you can update your preferences or unsubscribe here

 **Ben Baltes <ben@toybox.com>**

[Test] Investment opportunity is now open - join now to claim your perks!

Toybox Labs <ben.baltes@toybox.com>   Tue, Nov 1, 2022 at 2:58 AM
Reply-To: us14-8fe84c3e27-ebf453dab7@inbound.mailchimp.com
To: ben@toybox.com

View this email in your browser



WE'RE LIVE!

Hi Fellow Builders,

I'm extremely excited to announce that the Toybox investment opportunity **is now live!**

For those of you that signed up for the early information release, you should have received information beforehand to join the round, but if not click here to see the offering.

I've included an amazing assortment of **investor perks exclusive to early investors** in this round. These include first-run access to Toybox V2, insider perks, and much more. Both the perks and investor allocation is limited to a first-come-first serve basis, so I highly recommend reacting quickly to this opportunity. We're expecting to fill up quickly!

For those of you who already have participated. I'm delighted to build the future in 3D printing with you!

INVEST NOW

Join now before it's too late!

Happy Building,
Ben Baltes
Co-founder & CEO

Disclaimer: Toybox is Testing the Waters to gauge market demand from potential investors for an offering under Rule 506(c) of Regulation D and Regulation CF. No money or other consideration is being solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the offering statement by the Securities and Exchange Commission (The Commission) and approval of any other required government or regulatory agency. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. No offer to buy securities can be accepted and no part of the purchase price can be received without an offering statement that has been qualified by The Commission.

 

    

Copyright © 2022 Toybox Labs

Visit us at www.toybox.com

We don't want to see you go, but if you no longer wish to receive emails from us, you can update your preferences or unsubscribe here